# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUNA, S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: L0415A103
Address of issuer's principal executive offices: 46A, Avenue J.F. Kennedy, Grand Duchy of Luxembourg, Luxembourg (N4), L-1855
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-25-000354
Filed by CIK 0001520478

## Reporting persons
- RWC Asset Management LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 1,520,929; shared voting power 0; sole dispositive power 1,520,929; shared dispositive power 0; aggregate amount beneficially owned 1,520,929 (5.05% of the class)

## Item 1. Issuer
Name of issuer: AUNA, S.A.
Address of issuer's principal executive offices: 46A, Avenue J.F. Kennedy Luxembourg Grand Duchy of Luxembourg L-1855 Luxembourg

## Item 2. Person Filing
Name of person filing: RWC Asset Management LLP
Address of principal business office or, if none, residence:
RWC Asset Management LLP
Verde, 10 Bressenden Place
London, SW1E 5DH
United Kingdom
(+44 20 7227 6000)
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,520,929
Percent of class: 5.05
Sole power to vote or to direct the vote: 1,520,929
Sole power to dispose or to direct the disposition: 1,520,929

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RWC Asset Management LLP: Fadi Freiha, Compliance Officer (07/08/2026)